UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2003 OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For The Transition Period From To

Commission File Number 0-20882

Standard Management Corporation Savings Plan

(Full title of the plan)

Standard Management Corporation
10689 North Pennsylvania Street
Indianapolis, Indiana 46280

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

Registrant’s Telephone Number, including Area Code: (317) 574-6200

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

Financial Statements
and
Supplemental Schedule

December 31, 2003 and 2002

With

Independent Auditors’ Report

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

Page
Independent Auditors’ Report	1
Financial Statements:
Net Assets Available for Benefits	2
Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	10
EX-23 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS’ REPORT

To the Administrator and
Administrative Committee of
Standard Management Corporation
Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Standard Management Corporation Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2002 financial statements of the Plan were audited by other auditors whose report dated June 25, 2003, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio
June 17, 2004

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets:
Cash	$—	18,358

Investments, at fair value:
Money market funds	4,031	194,836
Mutual funds	2,946,922	2,092,744
Common stocks	763,739	912,321
Participant loans	50,482	61,224

	3,765,174	3,261,125

Contribution receivables:
Employer	7,186	537
Employee	15,948	11,000

	23,134	11,537

Net assets available for benefits	$3,788,308	3,291,020

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Additions:
Contributions:
Employer	$229,884	230,667
Employee	430,022	418,427
Employee rollover	34,257	143,412

	694,163	792,506

Investment Income:
Interest income	39,864	39,011
Net appreciation in fair value of investments	450,303	—

	490,167	39,011

Total Additions	1,184,330	831,517

Deductions:
Net depreciation in fair value of investments	—	(854,501)
Distributions to participants	(676,810)	(488,423)
Administrative expenses	(10,232)	(10,753)

Total deductions	(687,042)	(1,353,677)

Net increase (decrease) in net assets available for benefits	497,288	(522,160)
Net assets, beginning of year	3,291,020	3,813,180

Net assets, end of year	$3,788,308	3,291,020

See accompanying notes to financial statements.

STANDARD MANAGEMENT
CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002

1. Description of the Plan:

The following brief description of the Standard Management Corporation Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all full time eligible employees of Standard Management Corporation (the Company) and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A member of management of the Company served as Plan trustee for the year ended December 31, 2002. On April 17, 2003, the Plan appointed two different members of management to serve as co-trustees of the Plan.

Eligibility

Employees are eligible to participate in the Plan on the first day of every month immediately following the date they met the eligibility requirements of attaining the age of 21 and completing an initial six-month employment period. Participation is voluntary.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and allocations of the Company’s contributions, plan earnings and administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. As of January 1, 1999, the Company elected to make matching contributions to the Plan in accordance with the safe harbor provisions outlined in Section 401(k)(12)(B) of the Internal Revenue Code. Under these safe harbor provisions, all company-matching contributions made after this date are also immediately vested.

The vested percentage of a participant’s profit sharing and discretionary matching contribution accounts will be determined in accordance with the following schedule based on the participant’s years of service at the termination date:

Number of Years	Percentage
of Service	Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

In the event of a participant’s retirement on or after the participant’s 65th birthday, total disability or death, the participant’s profit sharing account becomes fully vested.

Contributions:

Participants may contribute up to 85% of eligible compensation, as defined by the Plan. Employees who are eligible to make elective contributions under the Plan and who have attained age 50 before the end of the year are eligible to make a catch-up contributions in amounts allowed by law. Participants may also make qualified rollover contributions to the Plan.

Each year the employer may make three types of contributions to the plan – an employer matching contribution, a non-elective profit sharing contribution, and a safe harbor matching contribution. Matching contributions, if made, are allocated based on the participant’s deferrals made during the plan year. Profit sharing contributions, if made, are allocated to the accounts of all eligible participants, pro rata, according to those participants’ total eligible compensation for that year. The safe harbor matching contribution equals the first 4% of the eligible participant’s salary deferral. Compensation deferrals above 4% of compensation are not matched. The Company did not make a profit sharing and discretionary matching contribution in 2003 and 2002, respectively. The total maximum amount of contributions for a participant each plan year is the lesser of $40,000 or 100% and $35,000 and 25% of the participant’s total compensation, including all contributions from the participant and the Company for 2003 and 2002, respectively.

Payment of Benefits

Upon termination of employment, death, disability or retirement, a participant may elect to receive an amount equal to the value of their vested account balance in either a lump sum amount, or for accounts with a distributable balance in excess of $5,000, in a series of installments. A participant may withdraw part or all of the balance in the participant’s compensation deferral contribution account prior to the participant’s termination of employment only if the participant is in immediate and heavy financial need arising from specific circumstances designated in the plan description.

Forfeited Accounts

Forfeitures may be used for several purposes, including the payment of Plan expenses. Depending on the source, forfeitures not used to pay expenses are reallocated as additional employer matching and profit sharing contributions. There were no forfeitures during 2003 and 2002.

Loans

The Plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Participants may obtain loans up to 50% of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed five years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant’s account through payroll withholdings or a lump sum.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in common stocks and mutual funds are based on quoted market value prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are credited to the accounts when earned. Dividend income is accrued on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

Administrative expenses of the Plan may be paid by the Company or the Plan, at the Company’s discretion. Trustees’ fees and other administrative expenses, exclusive of those incurred in relation to the committee, are partially paid by the Plan. For 2003 and 2002, substantially all expenses were paid for by the Plan.

3. Investments:

The Plan provides for participant directed investment into mutual funds and various common stocks, including the common stock of the Company. The Plan’s investments are held by the custodian. Investments that represent 5% or more of net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Dodge and Cox Balanced Fund	$295,844	—
Julius Baer Int’l Equity	218,027	—
Marsico Focus Fund	308,864	237,814
Oakmark Select Fund	292,616	220,329
Pimco Total Return Fund	225,895	182,518
Schwab S&P500 Select Shares	262,880	187,523
Schwab Money Market Fund	**	194,836
Janus Balanced Fund	—	256,407
Wasatch Core Growth Fund	248,533	172,880
Weitz Partners Value	205,207	174,191
Standard Management Corp. Common Stock	638,413	867,570

**	Amount is less than 5% of net assets.

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2003	2002
Mutual Funds	$605,102	(375,099)
Common Stocks	(154,799)	(479,402)

	$450,303	(854,501)

4. Income Tax Status:

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit sharing plan and trust sponsored by Redwood Pension Advisors. This prototype Plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified Plan under Section 401 of the Internal Revenue Code and that the related trust was tax-exempt as of the financial statement date. The Plan has since been amended and restated, effective January 1, 2002, to comply with Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Subsequently, the Plan received a favorable determination letter from the Internal Revenue Service indicating that the Plan is qualified and exempt from federal income taxes.

5. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, each participant’s account shall be nonforfeitable with respect to both the participant’s and employer’s contributions, and the net assets shall be set aside for payment to the participants. Distributions shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

6. Related Party and Party-in-interest Transactions:

The Plan held, at fair value, $638,413 and $867,570 of the Standard Management Corporation common shares at December 31, 2003 and 2002, respectively.

The Plan purchased 26,329 and 49,801 shares of the Standard Management Corporation common shares at a cost of $98,522 and $249,940 in 2003 and 2002, respectively.

The Plan sold 59,343 and 119,733 shares of the Standard Management Corporation common shares for $217,226 and $242,036 with a realized gain (loss) of $(14,212) and $3,304 in 2003 and 2002, respectively.

     Certain Plan investments are managed by the Plan’s asset custodian. These transactions qualify as party-in-interest transactions.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
EIN No: 35-1773567 Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b), (c)	(d)	(e)
	Identity of Issue, Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Money Market Fund:
*	Schwab Money Market	**	$4,031

	Mutual Funds:
*	Schwab Instl Advantage	**	13,379
*	Schwab Retirement Money	**	155,249
	Loomis Sayles Bond Cl I	**	117,191
	Pimco Low Duration Fund	**	77,322
	Pimco Total Return Fund	**	225,895
	Dodge & Cox Balanced Fund	**	295,844
	Julius Baer Int’l Equity	**	218,027
	Marsico Focus Fund	**	308,864
	Mutual Discovery Fund Cl Z	**	98,982
	Oakmark Select Fund	**	292,616
	RS Emerging Growth Fund	**	116,678
*	Schwab S&P 500 Select Shares	**	262,880
	Selected American Shares	**	185,344
	Third Avenue Value Fund	**	124,911
	Wasatch Core Growth Fund	**	248,533
	Weitz Partners Value Fund	**	205,207

			2,946,922

	Common Stocks:
*	Standard Management CS	**	638,413
	AT&T Wireless	**	15,980
	Aradigm Corp	**	1,710
	Charter Communications	**	12,060
	Comcast Corp	**	16,435
	Conexant Systems Inc.	**	14,910
	EP Medsystems Inc	**	3,040
	JDS Uniphase Corporation	**	7,300
	Lucent Technologies Inc.	**	5,680
	Micron Technology Inc.	**	13,470
	Newell Rubbermaid Inc.	**	11,385
	Valueclick Inc.	**	9,080
	Zoran Corp new	**	8,695
	Amerindo Tech Fund Cl D	**	2,055
	Excelsior Energy and Natural Resources	**	43
	IPS Millennium Fund Cl A	**	3,483

			763,739
*	Participant Loans (5.0 to 9.5%)		50,482

	Total Investments		$3,765,174

*Party-in-interest

**Cost information is not required to be disclosed since investments are participant directed.

Exhibit Index

Number	Exhibit
23	Consent of independent certified public accountants.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN

Date: June 28, 2004	/s/ Stephen M. Coons Stephen M. Coons Executive Vice President of Standard Management Corporation and Trustee

/s/ Holbrook Hankinson Holbrook Hankinson Executive Vice President of Standard Management Corporation and Trustee